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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 11) *


                           ANALYSIS & TECHNOLOGY, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   032672-10-7
                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement /___/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  032672-10-7



         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

              Analysis & Technology, Inc., Employee Stock Ownership Trust


         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions):

              (a)______________________________________________________________

              (b)______________________________________________________________



         3)   SEC Use Only_____________________________________________________


         4)   Citizenship or Place of Organization:      State of Connecticut



Number of Shares                    (5)   Sole Voting Power:         0
Beneficially Owned
by Each Reporting                   (6)   Shared Voting Power:       0
Person With:
                                    (7)   Sole Dispositive Power:    0

                                    (8)   Shared Dispositive Power:  571,303*



         9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

              571,303

* The participants of the Plan have the right to vote upon the disposition of the ESOT's shares in the event that a tender offer for the Company's common stock is made.

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         10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions):



         11)   Percent of Class Represented by Amount in Row (9):      15.9%



         12)   Type of Reporting Person (See Instructions):   EP
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                                  SCHEDULE 13G


                           ANALYSIS & TECHNOLOGY, INC.

                         EMPLOYEE STOCK OWNERSHIP TRUST


ITEM 1(a)      NAME OF ISSUER:     Analysis & Technology, Inc.

ITEM 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

               Route 2, P.O. Box 220
               North Stonington, CT  06359

ITEM 2(a)      NAME OF PERSON FILING:        Analysis & Technology, Inc.
                                             Employee Stock Ownership Trust

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               Route 2, P.O. Box 220
               North Stonington, CT  06359

ITEM 2(c)      PLACE OF ORGANIZATION:   State of Connecticut

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:   Common Stock

ITEM 2(e)      CUSIP NUMBER:   032672-10-7

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing a:

               (a)    [   ]    Broker or Dealer registered under Section 15 of
                               the Act

               (b)    [   ]    Bank as defined in Section 3(a)(6) of the Act

               (c)    [   ]    Insurance Company as defined in Section 3(a)(19)
                               of the Act

               (d)    [   ]    Investment Company registered under Section 8 of
                               the Investment Company Act

               (e)    [   ]    Investment Adviser registered under Section 203
                               of the Investment Advisers Act of 1940
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               (f)    [ X ]    Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see Section
                               240.13d-1(b)(1)(ii)(F)

               (g)    [   ]    Parent Holding Company, in accordance with
                               Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

               (h)    [   ]    Group, in accordance with Section 240.13d-1(b)
                               (1)(ii)(H)

ITEM 4         (a)    AMOUNT BENEFICIALLY OWNED:   571,303

               (b)    PERCENT OF CLASS:   15.9%

               (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                      (i)      sole power to vote or to direct the vote:   0

                      (ii)     shared power to vote or to direct the vote:    0

                      (iii) sole power to dispose or to direct the disposition of: 0

                      (iv) shared power to dispose or to direct the disposition of: 571,303*

ITEM 5.        Not Applicable

ITEM 6.        Not Applicable

ITEM 7.        Not Applicable

ITEM 8.        Not Applicable

ITEM 9.        Not Applicable


* The participants of the Plan have the right to vote upon the disposition of the ESOT's shares in the event that a tender offer for the Company's common stock is made.
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ITEM 10.       CERTIFICATION:

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998


Analysis & Technology, Inc.
Employee Stock Ownership Trust


By:  /s/ Thomas M. Downie
   ------------------------------------
   Name:     Thomas M. Downie
   Title:    Trustee